Vt 3-22-02

AB 3/7

02018699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29688

MAR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STEVEN L. FALK & ASSOCIATES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

186 DELONG AVENUE

(No. and Street)

DUMONT, N.J. 07628

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN L. FALK 201-384-0191

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INI[...]IC ACCOUNTANT whose opinion is contained in this Report*

MARSHALL S. ROSETT, CPA

(Name — if individual, state last, first, middle name)

2 N. DEAN ST. ENGLEWOOD, NJ 07631

(A[...]) (City) (State) Zip Code)

CH[...]

[...]blic Accountant

[...]untant

[...]not resident in United States or any of its possessions.

9B 014297
STEVEN L. FALK & ASSOCIATES INC.
STEVEN L. FALK
P.O. BOX 263
ENGLEWOOD, NJ 07631

PROCESSED
MAR 26 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Vt 3-22-02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, STEVEN L. FALK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEVEN L. FALK & ASSOCIATES, INC, as of DECEMBER 31, ~~19~~ 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Steven L. Falk
Signature

PRESIDENT
Title

Stuart D. Arpeison
STUART D. ARPEISON
Notary Public, State of New York
No. 4991063
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires January 21, 2026

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN L. FALK & ASSOCIATES, INC.
FINANCIAL STATEMENTS
YEAR ENDING DECEMBER 31, 2001

MARSHALL S. ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Steven L. Falk Associates, Inc. as of December 31, 2001 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining,. on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management., as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the Financial position of Steven L. Falk & Associates, Inc. as of December 31, 2001 and the results of Its operations and its cash flows for the year then ended in conformity with generally accepted accounting Principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by rule 1 7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marshall S. Rosett CPA
Marshall Rosett
Englewood, New Jersey February 21,2002

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash		$ 16,587
Receivable from Broker-Dealer- Clearing Account		35,000
Marketable Securities, at Market Value		57,814
Prepaid Expenses		4,672
Commissions Receivable		39,319
Fixed Assets		
Auto & Furniture & Fixtures	$34,681	
Less Accumulated Depreciation	14,268	20,413
Total Assets		$ 170,805

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Deferred Credit	$ 7,131
Accounts Payable	5,206
Accured Commissions Payable	35,408
Income Taxes Payable	200
Auto Loan Short Term	3,416
Total Current Liabilities	51,361
Total Liabilities	51,361
Stockholder's Equity:	
Common Stock, $1.00 par value;	
100 Shares, Authorized, Issued & Outstanding	100
Additional Paid-In Capital	61,655
Retained Earnings	57,689
Total Stockholder's Equity	119,444
Total Liabilities and Stockholder's Equity	$ 170,805

The accompanying notes are an integral part of these financial statements,

STEVEN L. FALK & ASSOCIATES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$ 530,936
Long term capital gain on investments	4,724
Dividend Income	634
Interest Income	14,178
Total Revenue	$ 550,472
Operating Expenses:	
Registration Fees & Dues	$ 1,169
Professional Fees	19,025
Line Charges/software	10,989
Telephone	4,651
Travel & Entertainment & Auto	25,481
Seminar Expenses	3,600
Clearing/Execution Fees	32,158
Insurance	4,094
Depreciation Expense	2,081
Interest Expense	1,017
Office Expenses, Printing & Supplies	11,405
Commissions Paid	390,049
Unrealized Investment Loss	34,399
Utilities	2,754
Repairs & Maintenance	151
Postage	8505
Total Operating Expenses	551,528
Net Loss Before Taxes	(1,056))
Less Provision for State Corporation Taxes	240
Net Loss	$ (1,296)

The accompanying notes are an integral part of these financial statements.

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (1,296)
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation	2,081
Changes in operating assets and liabilities:	
Prepaid expenses	902
Receivable from Broker/Dealer	(25,000)
Commissions Receivable	66,258
Marketable Securities	25,547
Accounts Payable & Short term Loan	(57,831)
Net Cash from operations	$ 10,661
Cash flows from financing activities:	
Auto Loan	(3,415)
Paid in Capital	5,000
Net Cash from financing activities	1,585
Net increase in Cash and Cash Equivalents	12,246
Cash and Cash Equivalents – Beginning	4,341
Cash and Cash Equivalents – End	$16,587

The accompanying notes are an integral part of these financial statements

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Retained Earnings January 1, 2001	$ 59,986
Less: Net loss	(1,296)
Retained Earnings December 31, 2001	$ 57,690

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER STEVEN L. FALK & ASSOCIATES, INC. as of 12/31/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 119,445	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			119,445	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			119,445	3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 27,219	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(27,219)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 92,226	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	8,672	3734		
	D. Undue Concentration	5,683	3650		
	E. Other (List)		3736	(14,355)	3740
10.	Net Capital			$ 77,871	3750

OMIT PENNIES

STEVEN L. FALK & ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2001

1. Business Activity

The company is a securities broker registered with the Securities and Exchange Commission. The company commenced operations in 1983.

2. Summary of Significant Accounting Policies
Method of Accounting

The company maintains its books and records on the accrual basis for financial and Tax purposes.

3. Marketable Securities

Marketable Securities are carried at Market Value. The gross unrealized loss pertaining to these securities held in the investment account was $34,399 at December 31, 2001

Income Taxes

The company has elected to be treated as an "S" Corporation for Federal Income Tax purposes and has also made this election with the State of New Jersey. Consequently, the Company's income is taxable to the stockholder. Income taxes have been provided for estimated minimum currently payable to the State of New Jersey of $ 240 for the year ended December 31, 2001.

MARSHALL S. ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

February 21, 2002

Board of Directors

Steven L. Falk & Associates, Inc.
Englewood, New Jersey 07631

I declare that no material inadequacies exist in your accounting systems. Since your firm currently consists of only a sole shareholder-employee, it does not allow for true internal controls or procedures for safeguarding of securities or assets. As of December 31, 2001 there were no securities transactions which transpired and therefore, no securities were ever in your possession. Thus, I was unable to observe the application of your safeguarding procedures as of that date.

Marshall S. Rosett CPA

MARSHALL S. ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

February 21, 2002

Board of Directors
Steven L. Falk & Associates, Inc.
Englewood, New Jersey 07631

Please be advised that no material differences existed between the audited computation of Net capital and the Broker/Dealer's corresponding unaudited Part lll Focus Report.

Marshall S. Rosett CPA